January 31, 2019

Richard A. Wright
Chief Executive Officer
ALKALINE WATER Co INC
14646 N. Kierland Blvd., Suite 255
Scottsdale, AZ 85254

       Re: ALKALINE WATER Co INC
           Registration Statement on Form S-3
           Filed January 11, 2019
           File No. 333-229203

Dear Mr. Wright:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer L pez, at 202-551-3792 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products